May 2, 2008


Ms. Mary Puma
Chairman and CEO
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915-1053

Dear Ms. Puma:

We believe that the results of yesterday's Annual Meeting of Stockholders represent a mandate to the Axcelis Board of Directors. Although multiple proxy services recommended withholding votes for the nominated directors, the failure of those directors to receive a majority of the shareholder vote in support of their re-election represents a clear message from shareholders of their discontent with the failure of the Board to fully engage SHI in negotiations that could ultimately lead to a transaction that fairly values our company.

As communicated previously, we are confident that if Axcelis and SHI were to enter into good-faith negotiations a fair value for our company could be achieved. This fair value should be based on both current business prospects and realistic expectations for the future. Clearly, any negotiations would require adequate confidentiality but limiting shareholder communication for an extended period of time would remove a catalyst for achieving a value creating transaction and withhold from your shareholders vital information about the company's direction and prospects.

Rather than battling your shareholder base, we encourage you and the Board to embrace the steps necessary to drive shareholder value via a transaction with SHI.

Sincerely,

STERLING CAPTIAL MANAGEMENT LLC



Brian R. Walton, CFA
Managing Director



cc: Board of Directors